

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

<u>Via E-mail</u>
P. Scott Stubbs
Executive Vice President and Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, UT

      Re: **Extra Space Storage Inc.**
                      Form 10-K for fiscal year ended December 31, 2012
                      Filed February 28, 2013
                      File No. 1-32269

Dear Mr. Stubbs:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Kevin Woody

                         Kevin Woody
                         Accounting Branch Chief